As filed with the Securities and Exchange Commission on April 15, 1994
                       Registration No. 33-______
______________________________________________________________________

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.   20549
                             _______________

                                FORM S-3
                         REGISTRATION STATEMENT
                                  UNDER
                       THE SECURITIES ACT OF 1933
                             _______________

                            GANNETT CO., INC.
         (Exact Name of Registrant as Specified in Its Charter)

            Delaware                                  16-0442930
 (State or Other Jurisdiction of                   (I.R.S. Employer
  Incorporation or Organization)                    Identification No.)

                          1100 Wilson Boulevard
                       Arlington, Virginia  22234
                             (703) 284-6000
      (Address, Including Zip Code, and Telephone Number, Including
         Area Code, of Registrant's Principal Executive Offices)

                         Thomas L. Chapple, Esq.
                      General Counsel and Secretary
                            Gannett Co., Inc.
                          1100 Wilson Boulevard
                       Arlington, Virginia  22234
                             (703) 284-6000
        (Name, Address, Including Zip Code, and Telephone Number,
               Including Area Code, of Agent For Service)
                             _______________

                               Copies to:
                        Joseph H. Reynolds, Esq.
                     Nixon, Hargrave, Devans & Doyle
                   One Thomas Circle, N.W., Suite 800
                         Washington, D.C.  20005
                             ______________

    Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check
the following box.   _____

     If any of the securities being offered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with
dividend or interest reinvestment plans, check the following box.   __X__

                                 CALCULATION OF REGISTRATION FEE
                                 _______________________________


                      Amount      Proposed Maximum    Proposed Maximum
Title of Shares        to be       Offering Price        Aggregate           Amount of
to be Registered    Registered       Per Share *      Offering Price *    Registration Fee


Common Stock,        134,653          $53.06           $7,144,688.18         $2,463.68
$1.00 Par Value       Shares


*   This calculation is made solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) under the Securities Act of 1933 and is based upon the average of the high and low reported sale prices of the registrant's
    Common Stock on the New York Stock Exchange reported on April 12, 1994.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       [Logo of Gannett Co., Inc.]


PROSPECTUS

                            GANNETT CO., INC.

                             134,653 Shares
                              Common Stock
                            ($1.00 Par Value)


     This Prospectus covers shares of Common Stock, $1.00 par value ("Common Stock"), of Gannett Co., Inc. (the "Company") being offered from time to time by the persons and entities named under the section entitled "Selling Shareholders."

     Holders of the shares of Common Stock offered hereby (the "Shares") may sell the Shares from time to time in transactions on the New York Stock Exchange. See "Plan of Distribution." Sales of the Shares may be effected by selling them to or through broker-dealers who may include Morgan Stanley & Co., Inc., and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers thereof. Such sellers and any broker-dealer who acts in connection with the sales of the Shares may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares might be deemed to be underwriting discounts, concessions or commissions under the Securities Act.

     None of the proceeds from the sale of the Shares will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and concessions, selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares. See "Plan of Distribution."

     The Common Stock is traded on the New York Stock Exchange under the symbol "GCI." On April 12, 1994, the reported closing price of the Common Stock on the New York Stock Exchange was $52.375 per share.

                     ______________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                     ______________________________

     No dealer, salesman or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or in the facts herein set forth since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not be lawfully made.

                     ______________________________

             The date of this Prospectus is April 15, 1994.

                     ______________________________

                            GANNETT CO., INC.

     The Company is a diversified information company with three principal business segments: (i) newspaper publishing, (ii) broadcasting, and (iii) outdoor advertising. Approximately 98 percent of the Company's revenue is from domestic operations but it also has foreign operations in Canada and certain European, Asian and other foreign markets. The Company was incorporated in New York in 1923 and was reincorporated in Delaware in 1972.

     The Company's newspapers make up the largest newspaper group in the United States in circulation. The Company operates 83 daily newspapers with a total average daily circulation of more than 6.3 million for 1993, including USA TODAY. The Company also publishes USA Weekend, a weekend newspaper magazine, and a number of non-daily publications.

     On December 26, 1993, the Company's broadcasting division included ten television stations in markets with more than 11 million households and 11 radio stations in markets with a listening population of more than 36 million.

     The Company's outdoor division is the largest in North America with operations in 11 states and Canada. It includes 12 outdoor advertising companies and transit and transit shelter advertising operations and a printing division.

     The Company also owns the following: Gannett News Service, which provides news services; Gannett National Newspaper Sales, which markets the Company's nationwide newspaper advertising resources; Gannett Offset, which coordinates the sale, marketing and production of commercial offset printing done for national and regional customers at many of the Company's newspapers with offset presses and at the Company's offset printing facilities at seven locations; Louis Harris & Associates, the international opinion research firm; electronic information services, including USA TODAY Hot Lines and USA TODAY Sports and Information Center; USA TODAY Sky Radio, an audio news and entertainment service for commercial airlines; Gannett Direct Marketing Services, a direct marketing company with operations in Louisville, Ky.; Telematch, a telephone database service; Gannett Community Directories of New Jersey, yellow-pages publishing; The Add Sheet, a group of weekly advertising shoppers; and Gannett TeleMarketing, a telephone sales and marketing business.

     The Company's principal executive offices are located at 1100 Wilson Boulevard, Arlington, Virginia 22234; telephone (703) 284-6000.



                   First Quarter Earnings Announcement

     On April 12, 1994, the Company announced that earnings advanced 17 percent in the first quarter of 1994 to 54 cents per share, a new record. In the year earlier period, earnings were 46 cents per share.

     Net income increased 19 percent in the quarter to $78,711,000 from $66,342,000 in the 1993 quarter. Operating revenues gained 4 percent to $876,625,000 compared to $844,730,000 as accelerating economic growth fueled stronger advertising demand. Operating income advanced 19 percent to $142,456,000, because costs increased just over one percent.

     Approximately 147 million shares were outstanding in the first quarter of 1994, compared to almost 146 million shares in the 1993 interval.

     In a statement, the Company said stronger demand for classified advertising contributed significantly to newspaper revenue gains in the quarter, while uniformly strong broadcasting results were buoyed by Winter Olympics advertising on its two CBS-affiliated television stations.

     Newspaper profits grew 9 percent to $142,660,000. Newspaper revenues advanced 4 percent in the quarter to $745,697,000. Advertising revenues gained 6 percent, including an 11 percent gain in classified revenues. Help wanted classified gains were sequentially higher each month.

     At USA TODAY, advertising revenues were even with the record 1993 level. Paid advertising pages totaled 931, down 4 percent from 1993's 970 pages.

     Broadcasting profits jumped 134 percent to $21,173,000 from $9,036,000 in the 1993 quarter. Pro forma television revenues advanced 9 percent and earnings improved significantly, reflecting revenue gains and slightly lower costs. Radio revenues rose 8 percent, but on a pro forma basis were up 27 percent. Radio costs were modestly higher and the group reported a sharp rebound in profits from year-earlier results. Broadcast earnings comparisons with 1993 were also favorably affected by the recent sale of four radio stations and the Company's television station in Boston.

     Outdoor advertising revenues declined 2 percent to $46,921,000 in the quarter, and its seasonal loss was $4,729,000 compared to a loss of $4,061,000 in the 1993 quarter.


                          AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices: Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.


             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated herein by reference is the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1993 and the description of the Common Stock set forth on pages 16 and 17 of the prospectus included in the Company's Registration Statement No. 33-28413 on Form S-8, including any amendment or report filed for the purpose of updating such description and including the description of the Rights Plan of Gannett, included in the Company's Report on Form 8-K filed on May 23, 1990.

     All documents filed by the Company pursuant to Sections 13(a), 13(c) 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). All requests should be directed to the Secretary, Gannett Co., Inc., 1100 Wilson Boulevard, Arlington, Virginia 22234, telephone (703) 284-6961.


                        THE SELLING SHAREHOLDERS

     All of the Shares are offered by the Selling Shareholders. Any sales of the Shares will be for the account of such persons or entities and none of the proceeds of such offering will be received by the Company.

     The following table sets forth, with respect to the Selling Shareholders, the number of shares of Common Stock owned by each Selling Shareholder prior to this offering, the number of shares of Common Stock offered for each Selling Shareholder's account and the number of shares of Common Stock owned by each Selling Shareholder after completion of this offering (which in each case represents less than 1% of the total outstanding shares of Common Stock):


                            SELLING SHAREHOLDERS INFORMATION


                                          Shares of                         Shares Owned
                                        Common Stock       Shares of      After Completion
                                       Owned Prior to    Common Stock          of This
                                        This Offering      Offered            Offering


Margaret Fivash                            70,777          46,356              24,421

Scott Fivash                                2,043           1,531                 512

First Hawaiian Bank, Herbert               25,920          19,412               6,508
Grossman and Stuart T.K. Ho,
successor trustees of the Philip T.
Gialanella, Revocable Living Trust
dated 1/17/90 (1)

Paul I. deVille Revocable                   6,623           4,961               1,662
Living Trust dated 7/28/89 (2)

William Jeffrey Pfeffer                    19,950           1,200              18,750

H. Graham Salisbury (3)                    60,816          10,000              50,816

Kenneth T. Uemura Revocable                   581             428                 153
Living Trust dated 12/29/87 (4)

American Trust Co. of HI Co.               67,213          50,337              16,876
Trustee for Twigg-Smith
Education Trust (5)

Gerald Keir                                   571            428                  143
                                        ----------      ---------            ---------
                                          254,494        134,653              119,841
                                        ==========      =========            =========

(1)    The settlor of this trust, Philip T. Gialanella, now deceased, was an officer, director and shareholder of Persis Corporation ("Persis") which merged with and into the Company pursuant to an Agreement and Plan of Merger dated September 2, 1992.

(2)    The settlor of this trust, Paul I. deVille, was an officer and shareholder of Persis.

(3)    Mr. Salisbury was a director and shareholder of Persis.

(4)    The settlor of this trust, Kenneth T. Uemura, was an officer and shareholder of Persis.

(5)    The settlor of this trust, Thurston Twigg-Smith, was an officer, director and shareholder of Persis.


                          PLAN OF DISTRIBUTION

     The Shares are being registered to permit public secondary sales of the Shares by the Selling Shareholders from time to time after the date of this Prospectus for a period of thirty (30) days. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts and concessions, selling commissions and fees and expenses of counsel and other advisors to the Selling Shareholders) in connection with the registration and sale of the Shares. None of the proceeds from the sale of the Shares will be received by the Company.

     The Selling Shareholders have advised the Company that they may sell all or a portion of the Shares from time to time in transactions executed on the New York Stock Exchange, to or through one or more brokers or dealers who may include Morgan Stanley & Co., Inc., at prices prevailing on such exchange at the times of such sales. The Selling Shareholders may also make private sales directly or through such brokers or dealers, including sales to such brokers or dealers. Brokers or dealers participating in such transactions may receive customary brokerage commissions or underwriting discounts or concessions from the Selling Shareholders. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. In connection with such sales, the Selling Shareholders and the brokers or dealers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act and may be deemed to have received underwriting compensation under the Securities Act.


                              LEGAL OPINION

     Certain legal matters with respect to the legality of the Shares have been passed upon for the Company by Thomas L. Chapple, General Counsel and Secretary of the Company.

                                 EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 26, 1993 have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                                 PART II
                 INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.   Other Expenses of Issuance and Distribution.

             Registration Fee                  $      2,463.68
             Blue Sky Fees and Expenses                 100.00
             Accounting Fees and Expenses             1,000.00
             Legal Fees and Expenses                  8,000.00 *
             Transfer Agent Fees and Expenses           100.00 *
             Miscellaneous                              336.32 *
                                                    -----------
             Total                             $     12,000.00
                                                    ===========

             All of the above expenses will be borne by the Company.

             *  Estimated

Item 15.   Indemnification of Directors and Officers.

             The Delaware General Corporation Law provides that, under certain circumstances, directors, officers, employees and agents of a Delaware corporation may be indemnified against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with settling, or otherwise disposing of, suits or threatened suits, to which they are a party or threatened to be named a party by reason of acting in any of such capacities, if such person acted in a manner such person believed in good faith to be in, or not opposed to, the best interests of the corporation. The Company's By-Laws provide for indemnification of officers and directors to the fullest extent permitted by such Delaware law. The Company's Certificate of Incorporation limits the potential personal monetary liability of the members of the Company's Board of Directors to the Company or its stockholders for certain breaches of their duty of care or other duty as a Director.

Item 16.  Exhibits.

            See Exhibit Index.

Item 17.   Undertakings.

             The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to
             Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                    SIGNATURES AND POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints John J. Curley, Douglas H. McCorkindale and Thomas L. Chapple, or any one of them, acting alone, as his true and lawful attorney-in-fact, with full power and authority to execute in the name, place and stead of each such person in any and all capacities and to file, an amendment or amendments to this Registration Statement (and all exhibits thereto) and any documents relating thereto, which amendment may make such changes in this Registration Statement as said officer or officers so acting deem(s) advisable.

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arlington, Commonwealth of Virginia, on April 15, 1994.


                            GANNETT CO., INC.
                            (Registrant)


                             By:     s/ Douglas H. McCorkindale
                                     ----------------------------
                                     Douglas H. McCorkindale
                             Title:  Vice Chairman and Chief Financial and
                                       Administrative Officer, Director


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    Signatures                      Title                          Date


s/ John J. Curley             Chairman, President and           April 5, 1994
- ---------------------------     Chief Executive Officer,
John J. Curley                  Director


s/ Douglas H. McCorkindale    Vice Chairman and Chief           April 6, 1994
- ---------------------------     Financial and Admin-
Douglas H. McCorkindale         istrative Officer, Director


s/ Larry F. Miller             Senior Vice President,           April 13, 1994
- ---------------------------      Financial Planning and
Larry F. Miller                  Controller


s/ Andrew F. Brimmer
- ---------------------------
Andrew F. Brimmer              Director                         April 8, 1994


s/ Meredith A. Brokaw
- ---------------------------
Meredith A. Brokaw             Director                         April 13, 1994


s/ Rosalynn Carter
- ---------------------------
Rosalynn Carter                Director                         April 9, 1994


s/ Peter B. Clark
- ---------------------------
Peter B. Clark                 Director                         April 10, 1994


s/ Stuart T. K. Ho
- ---------------------------
Stuart T. K. Ho                Director                         April 8, 1994


s/ John J. Louis, Jr.
- ---------------------------
John J. Louis, Jr.             Director                         April 8, 1994


s/ Rollan D. Melton
- ---------------------------
Rollan D. Melton               Director                         April 8, 1994


s/ Thomas A. Reynolds, Jr.
- ---------------------------
Thomas A. Reynolds, Jr.        Director                         April 13, 1994


s/ Carl T. Rowan
- ---------------------------
Carl T. Rowan                  Director                         April 8, 1994


s/ Dolores D. Wharton
- ---------------------------
Dolores D. Wharton             Director                         April 8, 1994


                                          EXHIBIT INDEX


Exhibit
Number              Title or Description                      Location


4-1          Second Restated Certificate of             Incorporated by reference to Exhibit
             Incorporation of Gannett Co., Inc.         3-1 to the Company's Form 10-K for
                                                        the fiscal year ended December 26,
                                                        1993.

             Certificate of Amendment of the            Incorporated by reference to Exhibit
             Second Restated Certificate of             3-1 to the Company's Form 10-K for
             Incorporation of Gannett Co., Inc.         the fiscal year ended December 26,
                                                        1993.

4-2           By-laws of Gannett Co., Inc.              Incorporated by reference to Exhibit
                                                        3-2 to the Company's Form 10-K for
                                                        the fiscal year ended December 26,
                                                        1993.

5             Opinion of Thomas L. Chapple, Esq.        Attached.

23-1          Consent of Thomas L. Chapple, Esq.        Included in Exhibit 5.

23-2          Consent of Price Waterhouse               Attached.

24            Power of Attorney                         Included in signature page.
